                                                                    EXHIBIT 20.1


10/18/00


AMERISTAR CASINOS AGREES TO ACQUIRE STATION CASINOS PROPERTIES IN MISSOURI AND TO SELL THE RESERVE IN SUBURBAN LAS VEGAS

Las Vegas, Nev., Oct. 18, 2000 - Ameristar Casinos, Inc. today announced a series of transactions strengthening its position as a leading riverboat gaming operator and more than doubling the company's assets, revenues and cash flow on a pro forma basis. Senior Vice President of Legal Affairs Gordon Kanofsky stated that Ameristar has entered into definitive agreements to acquire the Station Casinos, Inc. Missouri properties in Kansas City and St. Charles, a suburb of greater St. Louis, for an aggregate cash purchase price of $475 million. Additionally, Ameristar will sell its Henderson, Nev. property, The Reserve, to Station Casinos for a cash sale price of $70 million.

"Ameristar has aggressively pursued strategic growth options that fit well within our portfolio," explained Ameristar Casinos President and Chief Executive Officer Craig H. Neilsen. "The Missouri acquisitions provide Ameristar with the ideal opportunity to further leverage the company's expertise in riverboat operations. An additional benefit gained from the transaction will be the ability to cross-market the combined four Midwest properties under the Ameristar brand at higher levels of efficiency."

The premier Kansas City property being acquired by Ameristar is one of the largest and most impressive riverboat casino hotel facilities in the nation. A leading gaming property in the $517 million Kansas City market, it is situated near the heavily traveled Interstate 435 bridge, a major six-lane expressway supporting more than 70,000 vehicles per day. Recently named the top area tourist attraction in 1999 by Ingram's Magazine, the property features 140,000 square feet of casino space with 3,188 slot machines, 144 table games and 15 poker tables. Other amenities include 184 hotel rooms, six full-service restaurants, 10 express service restaurants, 11 bars and lounges, a 18-screen movie theatre complex, arcade and Kid's Quest child-care facility.

The St. Charles property serves customers in the greater St. Louis area which has a population of 2.7 million people within a 50-mile radius and 3.9 million within a 100-mile radius. Presently, the property includes 47,000 square feet of gaming space with 2,008 slot machines, 51 table games and 15 poker tables. Several years ago, Station Casinos began construction of a large, new gaming facility at the St. Charles site. Ameristar plans to complete the initial phase of this project, with some design modifications.

When the initial phase of the project is finished, the property will encompass 70,000 square feet of gaming space with a total of 2,300 slot machines and 70 table games. A steakhouse, buffet, specialty restaurant, deli/cafe and entertainment center, an arcade and gift shop are also under consideration by Ameristar.

John Finamore, president of Midwest operations, Thomas P. Burke, general manager of the

Kansas City property, Anthony J. Raymon, general manager of the St. Charles property and Troy Stremming, general counsel of Midwest operations, will join Ameristar at the close of the transaction under long-term employment agreements.

"This will enable us to provide continuity in operations and will help to ensure a smooth transition to Ameristar," explained Neilsen.

The completion of these acquisitions is subject to regulatory and various other approvals. The acquisitions are expected to close as soon as licensure of Ameristar is completed by the Missouri Gaming Commission. While no assurances can be given, the company believes the licensure investigation may be completed before the end of 2000.

In a separate transaction, Ameristar also announced that it has agreed to sell The Reserve Casino & Hotel in Henderson, Nev., to Station Casinos, Inc. The company acquired the property in 1996 while it was under construction and opened the facility in February 1998. Several members of The Reserve management team will be retained by Ameristar. "The sale of this property will allow management to devote more attention to the company's core riverboat gaming operations," explained Neilsen.

The sale of The Reserve is also subject to regulatory and various other approvals. This sale is expected to close in the fourth quarter of 2000 or the first quarter of 2001.

In connection with these transactions, the company announced it has obtained financing commitments from affiliates of Deutsche Bank AG. The financing commitments include $100 million available for the completion of the St. Charles expansion project. Deutsche Bank Securities Inc. acted as financial advisor on behalf of Ameristar in connection with these transactions.

This press release contains certain forward-looking statements, including the development and financing plans for the proposed purchase of the two Stations Casinos and the sale of The Reserve. These forward-looking statements generally can be identified by the context of the statement or the use of words such as the company or its management "believes," "anticipates," "intends," "expects," "plans," or words of similar meaning. Similarly, statements that describe the company's future plans, objectives, strategies or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond the control of the company, including but not limited to uncertainties concerning the completion of the transactions contemplated above, the availability of financing, the receipt of all required regulatory approvals and the completion of the St. Charles expansion project. Accordingly, actual results could differ from those contemplated by the forward-looking statements contained in this press release. Attention is directed to "Item 1. Business -- Risk Factors" in the Annual Report on Form 10-K of Ameristar Casinos, Inc. for the fiscal year ended Dec. 31, 1999 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Quarterly Report on Form 10-Q of Ameristar Casinos, Inc. for the fiscal quarter ended June 30, 2000 for a discussion of some of the factors, risks and uncertainties that could affect the Company's future results.

Ameristar Casinos, Inc., a publicly traded company (NASDAQ ticker symbol: ASCA) with a strong background in the gaming and hospitality industry dating back to 1954, owns and operates Cactus Petes Resort Casino and The Horseshu Hotel & Casino in Jackpot, Nev., Ameristar Casino Hotel Vicksburg in Vicksburg, Miss., Ameristar Casino Hotel Council Bluffs in Council Bluffs, Iowa, and The Reserve Hotel Casino in Henderson, Nev. in metropolitan Las Vegas.

CONTACT:
Tom Steinbauer
Senior Vice President, Chief Financial Officer
Ameristar Casinos
702-567-7037